UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: January 24, 2014

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

The9 Limited Announces Red 5 Studios Inc. Signing of Share Purchase Agreement with Shanghai Oriental Pearl Culture Development Co., Ltd.

SHANGHAI, CHINA, January 24, 2014 – The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator, today announced that its subsidiary, Red5 Studios, Inc. (“Red 5”), and two shareholders have entered into share purchase agreements for the issue and sale of Series B Preferred Stock and common stocks of Red 5 to Shanghai Oriental Pearl Culture Development Co., Ltd., (“Oriental Pearl”), respectively, for an aggregate of approximately $23 million consideration, subject to adjustment as set forth in the share purchase agreements. Upon the closing of the transaction, Oriental Pearl will be a 20.01% minority shareholder of Red 5 and Red 5 will remain a subsidiary of The9.

Oriental Pearl is a wholly-owned subsidiary of Shanghai Oriental Pearl (Group) Co., Ltd. (SH: 600832), which is a public company listed in China and is engaged in culture and entertainment industry in China.

The closing of the transaction is subject to certain conditions specified in the share purchase agreements. There can be no assurance that the closing will be completed.

About The9 Limited

The9 Limited is an online game developer and operator. The9 develops and operates, directly or through its affiliates, its proprietary MMO games including Firefall and Qiji2. The9 also develops and operates web games and social games. In 2010, The9 established its Mobile Internet Unit to focus on mobile Internet business. The9 develops and operates three mobile platforms under The9’s Mobile Internet Unit including mobile game platform The9 Game Zone, mobile advertising platform Juzi and mobile reading platform KingReader. In 2013, The9 formed a joint venture with Shanghai ZTE to develop and operate Smart TV business.

About Firefall

Firefall is a Free-to-Play MMO Shooter set in a unique and beautiful science fiction universe where players are part of the last remnant of humanity. Earth is under attack by an aggressive energy storm called the Melding and a mysterious race, known as the Chosen. Firefall promises a never before seen original genre, blending the best of true shooter gameplay with rich MMO world elements.

Visit www.firefallthegame.com for more information.

About Red 5 Studios

Red 5 Studios is a AAA online game developer located in California that is dedicated to bringing together millions of gamers from around the world by creating rich, immersive, shared worlds and gaming experiences. Red 5 Studios believes that online games and persistent worlds offer a critical platform for fun and compelling social interactions.

Visit www.red5studios.com for more information.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/